October 30, 2008

Mail Stop 4561

Mr. Shawn Wright
Chief Executive Officer
Zion Nevada Corporation
484 North 2070 East
Saint George, Utah 84790

      RE: **Zion Nevada Corporation**
                Form 10-KSB for the period ended December 31, 2007
                Filed March 27, 2008
                File No. 333-143969

Dear Mr. Wright:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief